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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48125

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Poor Farm Road
                (No. and Street)

Princeton   NJ   08540
 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James T. Dwyer III   609-924-4200
                  (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Mercadien, P.C. (Formerly Druker, Rahl & Fein)
        (Name – if individual. state last. first. middle name)

P.O. Box 7648	Princeton	NJ	08543-7648
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __James T. Dwyer III__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__MPI Securities, Inc.__ , as
of __December 31,__ , 20 __05__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

Sworn to me this

27th day of February 2006

_____
Signature

__Senior Vice President__
Title

REBECCA L. FORSBERG
Notary Public of New Jersey
My Commission Expires February 15, 2011

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MPI SECURITIES, INC.

Financial Statements

and

Supplementary Information

Year Ended December 31, 2005

MPI SECURITIES, INC.

Table of Contents

Year Ended December 31, 2005



WARREN A. BROUDY, CPA*
DONALD F. CONWAY, CPA*
CONRAD L. DRUKER, CPA
ESMOND S. DRUKER, CPA
EUGENE J. ELIAS, CPA, RMA
JACK H. FEIN, CPA*
KEVIN M. McCOLLUM
MARGUERITE L. MOUNT, CPA*, CGW
ROBERT J. RAHL, CPA*
SHERISE D. RITTER, CPA*
DAVID L. STAFFORD, CPA*
RICHARD S. WILLINGER, CPA

*CPA IN NJ AND PA
* CPA IN NY
* CPA IN NJ AND NY
★ CPA IN PA

PENNSYLVANIA OFFICE:
86 BUCK ROAD
HOLLAND, PA 18966
215-355-4860

○ NATIONAL ASSOCIATED CPA FIRMS
○ AMERICAN INSTITUTE OF
  CERTIFIED PUBLIC ACCOUNTANTS
○ NEW JERSEY SOCIETY OF
  CERTIFIED PUBLIC ACCOUNTANTS
○ NEW YORK SOCIETY OF
  CERTIFIED PUBLIC ACCOUNTANTS
○ PENNSYLVANIA INSTITUTE OF
  CERTIFIED PUBLIC ACCOUNTANTS
○ PRIVATE COMPANIES PRACTICE SECTION
○ SEC PRACTICE SECTION
○ REGISTERED WITH THE PCAOB
○ AN INDEPENDENTLY OWNED MEMBER OF THE
  RSM McGLADREY NETWORK

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of
MPI SECURITIES, INC.

We have audited the accompanying statement of financial condition of **MPI SECURITIES, INC.** as of December 31, 2005, and the related statements of income and comprehensive income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **MPI SECURITIES, INC.** as of December 31, 2005, and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page eight is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mercadien, P.C.
Certified Public Accountants

January 27, 2006

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com
OVER 40 YEARS OF SERVICE TO THE COMMUNITY

1

MPI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash	$	77,373
Accounts receivable		7,022
Prepaid expenses		5,245
Total Assets	$	89,640

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$	9,673
Income taxes payable		250
Total Liabilities		9,923

Stockholders' Equity

Common stock, no par value; 5,000 shares authorized; 4,386 shares issued and outstanding	$	36,146
Additional paid-in capital		27,686
Retained earnings		20,044
Treasury stock, 614 shares at cost		(4,159)
Total Stockholders' Equity		79,717
Total Liabilities and Stockholders' Equity	$	89,640

MPI SECURITIES, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

Year Ended December 31, 2005

Revenues	
Consulting fees	$ 148,750
Operating expenses	
Management fees	29,143
Consulting fees	66,750
Professional fees	6,000
Licensing fees	5,469
Office expense	1,132
Research	1,726
Publications	227
Seminars and meetings	574
Advertising	1,553
Travel and entertainment	11,725
Total operating expenses	124,299
Income before other income and provision for state income taxes	24,451
Other income	
Realized gain from sale of securities	30,094
Income before provision for state income taxes	54,545
Provision for state income taxes	500
Net income	$ 54,045
Net income, as shown above	$ 54,045
Other comprehensive income	
Unrealized gain on securities, net of reclassification adjustment of $6,675 for gains included in net income	6,675
Comprehensive income	$ 60,720

MPI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2005

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income Unrealized Loss On Securities	Total
	Shares	Amount					
Balances, January 1, 2005	4,386	$ 36,146	$ 27,686	$ 34,616	$ (4,159)	$ (6,675)	$ 87,614
Net income	-	-	-	54,045	-	-	54,045
Dividends Paid	-	-	-	(68,617)	-	-	(68,617)
Unrealized gain on securities, net of reclassification adjustment of $6,675 for gains included in net income	-	-	-	-	-	6,675	6,675
Balances, December 31, 2005	4,386	$ 36,146	$ 27,686	$ 20,044	$ (4,159)	$ -	$ 79,717

See notes to financial statements.

4

MPI SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2005

Cash Flows from Operating Activities	
Net income	$ 54,045
Adjustments to reconcile income from operations to net cash provided by operating activities	
Realized gain on sale of securities	(30,094)
Changes in assets and liabilities	
Other receivables	(6,513)
Prepaid expenses	(380)
Accounts payable	5,124
Net cash provided by operating activities	22,182
Cash Flows from Investing Activities	
Proceeds from sale of investments	61,994
Cash Flows from Financing Activities	
Dividends paid	(68,617)
Net increase in cash	15,559
Cash, beginning of year	61,814
Cash, end of year	$ 77,373
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for income taxes	$ 500

MPI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

MPI SECURITIES, INC. (the "Company") was incorporated on January 26, 1995, and is a broker-dealer located in Princeton, New Jersey. The Company is registered with the Securities and Exchange Commission ("SEC") and the State Securities Commission of New Jersey, as well as other states and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company provides merger and acquisition advisory and private placement consulting services to clients throughout the United States.

Cash

For the purpose of the statement of cash flows, cash includes time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful amounts is required. If amounts become uncollectible, they will be charged to net income when that determination is made.

Investments

Securities held as of January 1, 2005, were classified as Available-for-Sale Securities and were reported at fair value, with unrealized gains and losses reflected as a separate component of stockholders' equity.

All securities have been sold as of December 31, 2005. A realized gain of $30,094 along with the reversal of previous unrealized losses of $6,675 from the sale of such security, is reflected in the statement of income and comprehensive income.

Income Taxes

The Company has elected, with the approval of its stockholders, "S" Corporation status for Federal and State income tax purposes; thus the income is taxed to each of the stockholders. With the exception of certain state corporate income taxes, no provision has been made for corporate income taxes in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain related amounts and disclosures. Accordingly, actual results could differ from those estimates.

B.   NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2005, the Company had net capital of $67,450, which exceeded its requirements of $5,000 by $62,450.

C.   MAJOR CUSTOMERS

Seven customers account for the Company's total revenues. One of the customers accounts for 24% of the total revenue.

D.   RELATED-PARTY TRANSACTIONS

Management Planning, Inc. ("MPI"), an affiliate, provides management services to the Company and is reimbursed based on actual expenditures incurred and allocated overhead. Management fee and consulting fee expenses for the year totaled $95,893.

E.   ADVERTISING

Advertising costs for business promotion are charged to operations when incurred and totaled $1,553 for the year.

SUPPLEMENTARY INFORMATION

MPI SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of December 31, 2005

Stockholders' equity	$ 79,717
Deductions: Non-allowable assets	
Other receivables	(7,022)
Prepaid expenses	(5,245)
Non-allowable assets	(12,267)
Net capital	67,450
Minimum capital requirement	5,000
Net capital in excess of minimum requirement	$ 62,450
Aggregate indebtedness	$ 9,923
Ratio of aggregate indebtedness to net capital	0.1589 to 1

Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2005).

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 68,560
Audit adjustments (net)	(1,110)
Net capital per above	$ 67,450

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of
MPI SECURITIES, INC.

WARREN A. BROUDY, CPA*
DONALD F. CONWAY, CPA*
CONRAD L. DRUKER, CPA
ESMOND S. DRUKER, CPA
EUGENE J. ELIAS, CPA, RMA
JACK H. FEIN, CPA*
KEVIN M. McCOLLUM
MARGUERITE L. MOUNT, CPA*, CGW
ROBERT J. RAHL, CPA*
SHERISE D. RITTER, CPA*
DAVID L. STAFFORD, CPA*
RICHARD S. WILLINGER, CPA

*CPA IN NJ AND PA
* CPA IN NY
* CPA IN NJ AND NY
* CPA IN PA

PENNSYLVANIA OFFICE:
86 BUCK ROAD
HOLLAND, PA 18966
215-355-4860

o NATIONAL ASSOCIATED CPA FIRMS
o AMERICAN INSTITUTE OF
   CERTIFIED PUBLIC ACCOUNTANTS
o NEW JERSEY SOCIETY OF
   CERTIFIED PUBLIC ACCOUNTANTS
o NEW YORK SOCIETY OF
   CERTIFIED PUBLIC ACCOUNTANTS
o PENNSYLVANIA INSTITUTE OF
   CERTIFIED PUBLIC ACCOUNTANTS
o PRIVATE COMPANIES PRACTICE SECTION
o SEC PRACTICE SECTION
o REGISTERED WITH THE PCAOB
o AN INDEPENDENTLY OWNED MEMBER OF THE
   RSM McGLADREY NETWORK

In planning and performing our audit of the financial statements of **MPI SECURITIES, INC.** (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the Company's practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com
OVER 40 YEARS OF SERVICE TO THE COMMUNITY

9

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (CONTINUED)

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition under which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that at December 31, 2005, the Company's practices and procedures were adequate to meet the SEC's objectives.

This report recognizes that it is not practical in an organization of the Company's size to achieve all of the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the board of directors, management, the SEC, the NASD Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Mercadien, P.C.
Certified Public Accountants

January 27, 2006